The Mint Leasing, Inc.
323 N. Loop West, Houston, Texas 77008

October 1, 2015
Mr. Josh Samples
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3199

Re:	The Mint Leasing, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-182010

Dear Mr. Samples:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), The Mint Leasing, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) permit the withdrawal of its Registration Statement on Form S-1 (File No. 333-182010) , together with all amendments thereto, that was originally filed with the Commission on June 8, 2012 (the “Registration Statement”).

The Registration Statement was filed in order to register the sale of up to 70 million shares of our common stock in a self-underwritten offering. We have since determined not to move forward with the offering at this time. The Registration Statement has not been declared effective, and the Company hereby confirms that it has not sold, and will not sell, any securities under the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at The Mint Leasing, Inc., 323 N. Loop West, Houston, Texas 77008, with a copy to David M. Loev of The Loev Law Firm, PC via facsimile at (713) 524-4122.

If you have any questions, please do not hesitate to contact the undersigned at (713) 665-2000 or the Registrant’s counsel, David M. Loev, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours,

/s/ Jerry Parish

Jerry Parish